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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.         )*

Insituform Technologies, Inc.

(Name of Issuer)

Common stock

(Title of Class of Securities)

457667103 (CUSIP Number)

December 31, 2004

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☑ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457667103

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Barrow, Hanley, Mewhinney & Strauss, Inc. 752403190
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization A Nevada corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. Sole Voting Power 721,200 shares 6. Shared Voting Power 944,000 shares 7. Sole Dispositive Power 1,665,200 shares 8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,665,200 shares
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.22%
12.	Type of Reporting Person (See Instructions) IA

Item 1.(a)	Name of Issuer: Insituform Technologies, Inc.

(b)	Address of Issuer’s Principal Executive Offices

702 Spirit 40 Park Drive Chesterfield, MO 63005

Item 2.(a)	Name of Person Filing:

Barrow, Hanley, Mewhinney & Strauss, Inc.

(b)	Address of Principal Business Office or, if none. Residence:

One McKinney Plaza 3232 McKinney Avenue, 15th Floor Dallas, TX 75204-2429

(c)	Citizenship:

A Nevada corporation

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number: 457667103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☑ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a) Amount beneficially owned:

1,665,200 shares

(b) Percent of class:

6.22%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 721,200 shares

(ii) Shared power to vote or to direct the vote: 944,000 shares

(iii) Sole power to dispose or to direct the disposition of: 1,665,200 shares

(iv) Shared power to dispose or to direct the disposition of: —

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

The right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock is held by certain clients of the reporting person, none of which has such right or power with respect to five percent or more of the common stock.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

By:	/s/ James P. Barrow
	Name:	James P. Barrow
	Title:	President

February 8, 2005